Exhibit 99.48

Solaris Announces US$80 Million Financing Package
to Fund Warintza Project Through Studies and Permitting

December 11, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce that Solaris and OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”), have entered into definitive agreements with respect to the previously announced financing package of US$80 million for the advancement of the Warintza Project (the “Project”) in Ecuador, comprised of a US$60 million senior secured debt facility (the “Senior Loan”), an offtake with a buyback provision (the “Offtake”), a subscription for US$10 million in equity and a commitment for US$10 million in additional equity financing.

Highlights

●	4-year term for the Senior Loan

●	No hedging conditions

●	Buyback provision for Offtake upon a change of control in certain circumstances

●	Drawdown of the Senior Loan will occur in three tranches based on milestones with (i) the first US$30 million expected to close in the coming weeks, (ii) a US$15 million drawdown to occur on the submission of an Environmental Impact Assessment (EIA), and (iii) another US$15 million drawdown to occur on the publication of a Pre-Feasibility Study (PFS) for the Warintza Project

●	Orion and Solaris have entered into an Offtake for Orion to purchase 20% of metals produced from the Project for a period of 20 years from the start of production

●	Subscription of the initial US$10 million of the Company’s common shares at a price of C$5.11, representing the closing price prior to the initial announcement on November 6, 2023, with a further US$10 million equity financing commitment which can be called upon at a later date by Solaris upon the satisfaction of certain conditions

●	Net proceeds will be used to fund the advancement of the Warintza Project including exploration and infill drilling, technical and environmental programs and studies, permitting, community social relations programs, and general and working capital purposes

Mr. Richard Warke, Executive Chairman, commented: “This financing package funds the advancement of Warintza through studies and permitting, leading to a substantially de-risked Project. This is a very special asset that has the potential to create tremendous long-term value for all stakeholders as it unlocks one of the last remaining major greenfield copper districts at low elevation and adjacent to infrastructure in the entire mining industry.”

On behalf of the Board of Solaris Resources Inc.

“Richard Warke”
Executive Chairman

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that a buyback provision for Offtake occurs upon a change of control, drawdown of the Senior Loan will occur in three tranches based on milestones with the first US$30 million expected to close in the coming weeks; a US$15 million drawdown to occur on the submission of an Environmental Impact Assessment (EIA) and another US$15 million drawdown to occur on the publication of a Pre-Feasibility Study (PFS) for the Warintza Project, Orion and Solaris have entered into an Offtake for Orion to purchase 20% of metals produced from the Project for a period of 20 years from the start of production, commitments for US$10 million in equity financing which may be called upon at a later date by Solaris upon the satisfaction of certain conditions, net proceeds will be used to fund the advancement of the Warintza Project including exploration and infill drilling, technical and environmental programs and studies, permitting, community social relations programs, and general and working capital purposes, and receipt of this financing package funds the advancement of Warintza through studies and permitting while remaining consistent with minimizing shareholder dilution. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1